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12061660

SEC Mail Processing Section

MAY 31 2012

Washington DC 405

SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66145

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/11 (MM/DD/YY) AND ENDING 03/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARETE RESEARCH, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Post Office Square, 7th Floor
(No. and Street)

Boston,	MA	02103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Graziano (617)314-6300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLC
(Name – *if individual, state last, first, middle name*)

301 East Las Olas Blvd., 4th Floor,	Ft. Lauderdale,	Florida	33301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Graziano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARETE RESEARCH, LLC, as of March 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Barbara-Ann Boehler
Notary Public
Commonwealth of Massachusetts
My Commission Expires
June 28, 2013

Signature

President

Title

5/30/12

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH SERVICES, LLP)

TABLE OF CONTENTS


MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member
Arete Research, LLC
(A Wholly-Owned Subsidiary of Arete Research Services, LLP)

We have audited the accompanying statement of financial condition of Arete Research, LLC (a wholly-owned subsidiary of Arete Research Services, LLP) (the "Company") as of March 31, 2012 and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arete Research, LLC (a wholly-owned subsidiary of Arete Research Services, LLP) at March 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the accompanying financial statements, the Company contracts exclusively with its Parent to provide research services and back office support. Due to the extensive nature of the transactions with the Parent, the Company's financial condition, results of operations and its cash flows as presented in the financial statements may vary significantly from those that would have existed had the Company existed without such affiliation.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Supplemental Schedules I, II, and III required by rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Morrison, Brown, Argiz & Farra

Fort Lauderdale, Florida
May 23, 2012

An Independent Member of Baker Tilly International

MIAMI 1001 Brickell Bay Drive, 9th Floor, Miami FL 33131 | **T** 305 373 5500 **F** 305 373 0056 | www.mbafcpa.com
FORT LAUDERDALE 301 East Las Olas Boulevard, 4th Floor, Fort Lauderdale FL 33301 | **T** 954 760 9000 **F** 954 760 4465

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH SERVICES, LLP)

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2012

ASSETS		
Cash	$	492,516
Accounts receivable, net of allowance for doubtful accounts of $31,000		115,916
Accrued research fees		73,700
Due from parent, net		29,993
Deferred income taxes		10,900
Prepaid expenses and income taxes		87,850
Deposits		10,688
Furniture and equipment, net		4,013
TOTAL ASSETS	$	825,576
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	201,997
Due to related party		34,000
Dividend withholding taxes payable		24,000
TOTAL LIABILITIES		259,997
COMMITMENTS AND CONTINGENCIES (NOTE 6)		
MEMBER'S EQUITY		565,579
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	825,576

The accompanying notes are an integral part of these financial statements.

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH SERVICES, LLP)

STATEMENT OF INCOME
FOR THE YEAR ENDED MARCH 31, 2012

REVENUES:	
Research fees	$ 5,600,316
Interest income	1,298
TOTAL REVENUES	5,601,614
RESEARCH EXPENSES – RELATED PARTY	3,240,043
GROSS INCOME	2,361,571
GENERAL AND ADMINISTRATIVE EXPENSES:	
Payroll expenses and benefits	1,776,750
Professional fees	116,336
Travel and entertainment	54,244
Rent	78,862
Regulatory	20,042
Back office services - related party	6,000
Communication	19,872
Other	52,139
TOTAL GENERAL AND ADMINSTRATIVE EXPENSES	2,124,245
NET INCOME BEFORE PROVISION FOR INCOME TAX	237,326
INCOME TAX PROVISION	95,600
NET INCOME	**$ 141,726**

The accompanying notes are an integral part of these financial statements.

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH SERVICES, LLP)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2012

MEMBER'S EQUITY – MARCH 31, 2011	$	543,853
NET INCOME		141,726
DISTRIBUTIONS TO MEMBER		(120,000)
MEMBER'S EQUITY – MARCH 31, 2012	**$**	**565,579**

The accompanying notes are an integral part of these financial statements.

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH SERVICES, LLP)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 141,726
Adjustments to reconcile net income to net cash used in operating activities:	
Deferred income taxes	4,100
Depreciation	3,284
Bad debt expense	31,250
Changes in operating assets and liabilities:	
Accounts receivable	71,186
Accrued research fees	49,650
Due from parent, net	(103,954)
Prepaid expenses and income taxes	(79,341)
Deposits	10,362
Accounts payable and accrued expenses	(433,365)
Due to related party	34,000
Dividend withholding and income taxes payable	(93,558)
TOTAL ADJUSTMENTS	(506,386)
NET CASH USED IN OPERATING ACTIVITIES	(364,660)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to member	(120,000)
NET DECREASE IN CASH	(484,660)
CASH - BEGINNING OF YEAR	977,176
CASH - END OF YEAR	**$ 492,516**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for income taxes	**$ 240,884**

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Arete Research, LLC (the "Company") is a Delaware limited liability company based in Boston, Massachusetts. The Company was formed on June 20, 2003. The Company was organized to operate as a registered broker-dealer in securities in the United States and provides research services on technology, telecom and solar companies to fund managers in the United States. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a wholly-owned subsidiary of Arete Research Services, LLP (a limited liability partnership) (the "Parent") based in London, England.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that might affect certain reported amounts and disclosures in the financial statements and accompanying notes during the reporting period. Accordingly, actual results could differ from those estimates.

Accounts Receivable, Net

Accounts receivable are customer obligations due in connection with research services performed in the normal course of business. The Company performs continuing credit evaluations of its customers' financial condition, including review of the terms of credit, the amount of credit granted and management's past history with a customer to determine if any such amounts will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible, along with a general reserve, in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available, management believes the Company's allowance for doubtful accounts is adequate as of March 31, 2012.

Recognition of Research Fee Revenue and Expenses

Research fee revenue is recorded as earned based on agreed-upon terms with the Company's customers. Research expenses are recorded when the related research services are performed by the Parent (NOTE 4).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash maintained in financial institutions in excess of the FDIC insured limit of $250,000. The Company limits the amount of credit risk exposure to any one financial institution. Although cash balances may exceed federally insured limits at times during the year, the Company has not experienced and does not expect to incur any losses in such accounts.

Research fee income from the Company's largest customer accounted for approximately 7% of research fees for the year ended March 31, 2012.

Income Taxes

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in interest expense and other non-interest expense, respectively.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date (NOTE 5).

Furniture and Equipment, net

Furniture and equipment is carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets ranging from three to five years. Repairs and maintenance are expensed as incurred and major improvements are capitalized. For the year ended March 31, 2012, depreciation expense amounted to approximately $3,300.

Subsequent Events

The Company has evaluated subsequent events through May 23, 2012, which is the date the financial statements were available to be issued.

New Accounting Pronouncements

<u>Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs</u>

In May 2011, the Financial Accounting Standards Board ("FASB") issued an accounting standard update which works to achieve common fair value measurement and disclosure requirements in US generally accepted accounting principles and International Financial Reporting Standards ("IFRS"). The update both clarifies the FASB's intent about the application of existing fair value guidance, and also changes certain principles regarding measurement and disclosure. The update is effective prospectively and is effective for annual periods beginning after December 15, 2011. Early application is permitted for interim periods beginning after December 15, 2011. The Company is currently evaluating the effect the update will have on its financial statements.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6-2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At March 31, 2012, the Company's "Net Capital" was $232,519, and the "Required Net Capital" was $17,333. At March 31, 2012, the Company's ratio of aggregate indebtedness to net capital was 1.1 to 1.

4. RELATED PARTY TRANSACTIONS

As of October 17, 2006, the Company entered into an agreement with the Parent with an effective date of January 1, 2006. Per this agreement, the Parent will provide research facility, research report and back office services to the Company. The Parent will charge the Company for an amount so that the Company's annual pretax profit margin before net interest income and after the research expenses equals ten percent of the Company's gross income. For the year ended March 31, 2012, research and back office expenses, as computed under this agreement, were $3,240,043 and $6,000, respectively, and are included in the accompanying statement of income under the captions research expenses and back office services – related party. Additionally, certain sales made by the Parent to its customer base in the United States of America are collected by the Company. The net balance due from the Parent as of March 31, 2012 was $29,993 which consisted of prepayments to the Parent for research expenses and cash held on hand by the Company relating to the Parent's sales.

As of March 31, 2012, the Company owed $34,000 to an affiliate related through common ownership. The amounts are due on demand, do not bear interest, and originated from sales collected by the Company on behalf of the affiliate.

5. INCOME TAX

The Company recognizes the amount of taxes payable or refundable for the current year and recognizes deferred tax liabilities and assets for the expected future tax consequences of events and transactions that have been recognized in the financial statements and tax returns.

The provision for income tax is as follows for the fiscal year ending March 31:

	2012
Current:	
Federal	$ 78,000
State	13,500
	91,500
Deferred:	
Federal	4,600
State	(500)
	4,100
Income tax provision	$ 95,600

The deferred income tax asset at March 31, 2012 is mainly related to a temporary difference for the allowance for doubtful accounts for tax reporting purposes. The Company's effective tax rate for the fiscal year ended March 31, 2012 was 39.78% which differs from the federal statutory rate of 34.00%, as a result of the state taxes in Massachusetts and New York.

The U.S. Federal jurisdiction, Massachusetts and New York are the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or State examinations by tax authorities for years before 2008.

6. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases its office space in Boston, Massachusetts under an agreement which provides for base rent plus a proportionate share of the operating expenses applicable to the building. The lease for the office space expires in October 2012. The approximate future lease rent payments under this non-cancelable operating lease are $37,000.

Rent expense for the year ended March 31, 2012 amounted to approximately $79,000.

7. EMPLOYEE BENEFIT PLAN

The Company is a sponsor of a 401(k) Retirement Plan. The Plan requires employer contributions in an amount equal to 3% of each employee's compensation for the plan year. The contributions to the Plan were approximately $44,000 for the year ended March 31, 2012 and is included under the caption "Payroll expenses and benefits" in the accompanying statement of income.

ACCOMPANYING INFORMATION

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH SERVICES, LLP)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2012

CREDITS	
Member's equity	$ 565,579
DEBITS	
Accounts receivable	115,916
Accrued research fees	73,700
Due from parent	29,993
Deferred tax asset	10,900
Prepaid expenses and income taxes	87,850
Deposit	10,688
Furniture and equipment, net	4,013
TOTAL DEBITS	333,060
NET CAPITAL	232,519
MINIMUM NET CAPITAL REQUIREMENT 6-2/3% OF AGGREGATE INDEBTEDNESS OF $259,997 OR $5,000, WHICHEVER IS GREATER	17,333
EXCESS NET CAPITAL	**$ 215,186**
Excess Net Capital @ 1,000%	**$ 206,519**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**1.1 to 1**
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 201,997
Due to related party	34,000
Dividend withholding taxes payable	24,000
	$ 259,997

See report of independent certified public accountants

SCHEDULE II

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17a-5, PART II FILING AS OF MARCH 31, 2012

NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17a-5, PART IIA FILING	$	261,957
Increase in non-allowable assets		(27,315)
Audit adjustments – entries to book additional research fee revenues		103,700
Audit adjustments – entry to adjust the income tax provision		22,979
Audit adjustments – entries to accrue for research expense and back office services, related party		(82,113)
Audit adjustments – entry to increase the allowance for doubtful accounts		(31,250)
Audit adjustments – entry to accrue for expenses		(15,439)
NET CAPITAL PER COMPUTATION, ON PAGE 11	$	232,519

SCHEDULE III

STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF MARCH 31, 2012

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k (2) (ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements. During the year, the Company did not provide services to warrant the maintenance of such account.

See report of independent certified public accountants

SUPPLEMENTARY REPORTS

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g) (1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Member
Arete Research, LLC
(A Wholly-Owned Subsidiary of Arete Research Services, LLP)

In planning and performing our audit of the financial statements and supplemental schedules of Arete Research, LLC (a wholly-owned subsidiary of Arete Research Services, LLP) (the "Company") as of and for the year ended March 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

An Independent Member of Baker Tilly International

MIAMI 1001 Brickell Bay Drive, 9th Floor, Miami FL 33131 | T 305 373 5500 F 305 373 0056 | www.mbafcpa.com
FORT LAUDERDALE 301 East Las Olas Boulevard, 4th Floor, Fort Lauderdale FL 33301 | T 954 760 9000 F 954 760 4465

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra

Fort Lauderdale, Florida
May 23, 2012

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member
Arete Research, LLC
(A Wholly-Owned Subsidiary of Arete Research Services, LLP)

In accordance with Rule 17a-5(e) (4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the fiscal year ended March 31, 2012, which was agreed to by Arete Research, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Arete Research, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Arete Research, LLC's management is responsible for Arete Research, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

Check Date	Check number	Payee	Amount
November 15, 2011	1189	SIPC	$ 6,161
May 16, 2012	1196	SIPC	$ 4,983

2. Compared the total revenue amounts of the audited Form X-17a-5 for the fiscal year ended March 31, 2012 with the amounts reported in Form SIPC-7 from the period April 1, 2011 to March 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with focus reports, general ledger and financial statements from April 1, 2011 to March 31, 2012, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in focus reports for the period from April 1, 2011 to March 31, 2012 supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra

Fort Lauderdale, Florida
May 23, 2012

An Independent Member of Baker Tilly International

MIAMI 1001 Brickell Bay Drive, 9th Floor, Miami FL 33131 | T 305 373 5500 F 305 373 0056 | www.mbafcpa.com
FORT LAUDERDALE 301 East Las Olas Boulevard, 4th Floor, Fort Lauderdale FL 33301 | T 954 760 9000 F 954 760 4465

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH SERVICES, LLP)

FINANCIAL STATEMENTS
MARCH 31, 2012


MBAF
MORRISON BROWN ARGIZ & FARRA, LLC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS